UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended

June 30, 2026

ARK7 PROPERTIES LLC

(A DELAWARE SERIES LIMITED LIABILITY COMPANY)

(Exact name of issuer as specified in its charter)

Delaware	84-2698043
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1 Ferry Building, Ste 201

San Francisco, CA 94111

(Full mailing address of principal executive offices)

415-275-0701

(Issuer's telephone number, including area code)

Series #PBIUH, Series #PFUNR, Series #8YFFL, Series #SOYGJ, Series #RUSUU, Series #TBQSK, Series #MHQNN, Series #KYLBE, Series #DJVWQ, Series #XZQRZ, Series #DTMEW, Series #KM1OU, Series #EKPES, Series #LCYPL, and Series #FFKEC

(Title of each class of securities issued pursuant to Regulation A)

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE INFORMATION CONTAINED IN THIS REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS REPORT, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

In this Annual Report, "we," "us," "our" or "our company", shall refer to Ark7 Properties LLC. All of the series of our company may collectively be referred to in this Annual Report as the "series" and each, individually, as a "series." The membership interests of all series described above may collectively be referred to in this Annual Report as the "shares" and each, individually, as a "share". Ark7 Inc., a Delaware corporation ("Ark7") will serve as the asset manager responsible for managing each Series' Underlying Asset (the "Asset Manager") as described in the Asset Management Agreement between Ark7 Inc. and each series of Ark7 Properties LLC. Ark7 will serve as the Managing Member responsible for the day-to-day management of the company and each registered series.

II

ITEM 1. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

You should read the following discussion and analysis of the financial statements and financial condition of Ark7 Properties LLC and results of its operations together with: (i) its financial statements and related notes appearing at the end of this Offering Circular and (ii) the pro forma consolidated financial statements appearing at the end of this Offering Circular. This discussion contains forward-looking statements reflecting the company's current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

Ark7 Properties LLC was formed on October 31, 2018 ("Inception") in the State of Delaware. Ark7 Properties LLC is an investment vehicle which intends to enable investors to own fractional ownership of a specific real estate property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Ark7 is the company's Managing Member. As the company's Managing Member, it will manage the company's day-to-day operations. Ark7 is also the Managing Member of each Series and the Asset Manager of each Series and will manage each property that a Series acquires.

Emerging Growth Company

If the company becomes subject to the ongoing reporting requirements of the Exchange Act, we will qualify as an "emerging growth company" under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

  have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
  comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
  submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three year period.

Operating Results - Six Months Ended June 30, 2026 and 2025

Revenues are generated at the series level. For the period ended June 30, 2026 and 2025, the Series aggregated together generated $414,019 and $417,175 in revenues, respectively.

These revenues were generated by rental income across each Series as set out below:

Series	Gross Rental Income as of June 30, 2026	Gross Rental Income as of June 30, 2025
#MHQNN	$ 71,796	$ 70,077
#KYLBE	$ 69,103	$ 63,574
#PBIUH	$ 12,300	$ 12,300
#PFUNR	$ 14,550	$ 14,670
#DJVWQ	$ 92,396	$ 99,765
#8YFFL	$ 16,450	$ 13,680
#SOYGJ	$ 11,318	$ 15,960
#RUSUU	$ 16,162	$ 12,640
#KM1OU	$ 50,090	$ 47,717
#DTMEW	$ (602)	$ 11,180
#XZQRZ	$ 30,883	$ 44,671
#LCYPL	$ 2,100	$ 0
#BOBHU	$ 0	$ 0
#FFKEC	$ 0	$ 0
#OYNYT	$ 0	$ 0
#TBQSK	$ 28,890	$ 8,470
#EKPES	$ (1,417)	$ 2,471
#3EXWW	$ 0	$ 0

Over this same period, each series incurred expenses from operations of the series, as well as professional expenses related to undertaking the Series offering. Expenses from operations of the properties, such as utilities, repairs and maintenance, insurance, and property tax amounted to:

Series	Expenses Relating to Operating of the Property as of June 30, 2026	Expenses Relating to Operating of the Property as of June 30, 2025
#MHQNN	$ 39,324	$ 30,958
#KYLBE	$ 27,578	$ 27,696
#PBIUH	$ 4,952	$ 4,796
#PFUNR	$ 8,214	$ 7,333
#DJVWQ	$ 43,006	$ 34,332
#8YFFL	$ 6,504	$ 6,211
#SOYGJ	$ 2,875	$ 3,354
#RUSUU	$ 2,120	$ 4,243
#KM1OU	$ 25,520	$ 38,796
#DTMEW	$ 6,445	$ 14,018
#XZQRZ	$ 13,275	$ 13,800
#LCYPL	$ (675)	$ 107
#BOBHU	$ 24	$ 33
#FFKEC	$ 6,472	$ 33
#OYNYT	$ 43	$ 62
#TBQSK	$ 11,830	$ 8,904
#EKPES	$ 6,815	$ 5,557
#3EXWW	$ 0	$ 0

When including all expenses, such as legal and professional fees, general and administrative expenses, depreciation, and interest expense to Ark7, against revenues during this period, resulted in net income of the following:

Series	Net Income (Loss) as of June 30, 2026	Net Income (Loss) as of June 30, 2025
#MHQNN	$ 2,331	$ (7,058)
#KYLBE	$ 18,179	$ (11,439)
#PBIUH	$ (6,505)	$ 1,869
#PFUNR	$ (7,067)	$ (1,460)
#DJVWQ	$ 6,644	$ 22,744
#8YFFL	$ (2,599)	$ 590
#SOYGJ	$ 3,133	$ (12,890)
#RUSUU	$ (4,123)	$ (11,892)
#KM1OU	$ (20,712)	$ (33,996)
#DTMEW	$ (12,647)	$ (10,545)
#XZQRZ	$ (13,720)	$ (8,251)
#LCYPL	$ (253)	$ (107)
#BOBHU	$ (24)	$ (33)
#FFKEC	$ (11,533)	$ (33)
#OYNYT	$ (43)	$ (62)
#TBQSK	$ (1,812)	$ (10,227)
#EKPES	$ 3,802	$ (49,939)
#3EXWW	$ 0	$ 0

Liquidity and Capital Resources

Each Series has allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses. As of June 30, 2026, the balance of the property management reserve by Series was:

Series	Cash and Property Management Reserve as of June 30, 2026
#MHQNN	$ 0
#KYLBE	$ 0
#PBIUH	$ 4,735
#PFUNR	$ 5,206
#DJVWQ	$ (7,064)
#8YFFL	$ 3,239
#SOYGJ	$ 2,048
#RUSUU	$ 2,303
#KM1OU	$ 2,624
#DTMEW	$ (4,103)
#XZQRZ	$ (2,134)
#LCYPL	$ 0
#BOBHU	$ 0
#FFKEC	$ 0
#OYNYT	$ 0
#TBQSK	$ 12,853
#EKPES	$ 5,378
#3EXWW	$ 0

An additional $0 of cash is held by Ark7 Properties LLC that is not assigned to a specific series.

Down Payment Loan Payables

The Parent Company provide initial funding required for property acquisitions and structured this as a down payment loan to APL and its series. Borrowers are authorized to use the Parent Company's bank checking account for property acquisition purpose.

Series #8YFFL

On February 1, 2021, the APL - Series #8YFFL executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #8YFFL borrowed $490,000 at 8% interest with a maturity of January 31, 2024. The loan was paid off in 2021, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #DJVWQ

On May 15, 2020, the APL - Series #DJVWQ executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #DJVWQ borrowed $850,000 at 7% interest with a maturity of May 14, 2021. The loan was paid off in 2021, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #DTMEW

On October 1, 2021, the APL - Series #DTMEW executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #DTMEW borrowed $170,000 at 8% interest with a maturity of September 30, 2022. The loan was paid off in 2021, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #EKPES

On March 1, 2022, the APL - Series #EKPES executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #EKPES borrowed $440,000 at 8% interest with a maturity of February 28, 2027. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $340,700 and $340,700, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $(18,594) and $40,847, respectively.

Series #FFKEC

On June 8, 2026, the APL - Series #FFKEC executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #FFKEC borrowed $670,000 at 10% interest with a maturity of June 7, 2027. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $670,000 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $4,222 and $0, respectively.

Series #KM1OU

On October 1, 2021, the APL - Series #KM1OU executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #KM1OU borrowed $750,000 at 8% interest with a maturity of September 30, 2027. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $416,756 and $416,756, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $16,533 and $16,465, respectively.

Series #KYLBE

On July 8, 2019, the APL - Series #KYLBE executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #KYLBE borrowed $750,000 at 7% interest with a maturity of December 7, 2020. The loan was paid off in 2020, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #LCYPL

On May 27, 2026, the APL - Series #LCYPL executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #LCYPL borrowed $245,000 at 10% interest with a maturity of May 26, 2027. The outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $245,000 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $2,349 and $0, respectively.

Series #MHQNN

On July 8, 2019, the APL - Series #MHQNN executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #MHQNN borrowed $750,000 at 7% interest with a maturity of October 7, 2020. The loan was paid off in 2020, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #PBIUH

On January 1, 2021, the APL - Series #PBIUH executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #PBIUH borrowed $340,000 at 8% interest with a maturity of December 31, 2021. The loan was paid off in 2021, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #PFUNR

On February 1, 2021, the APL - Series #PFUNR executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #PFUNR borrowed $550,000 at 8% interest with a maturity of January 31, 2022. The loan was paid off in 2021, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #RUSUU

On October 1, 2021, the APL - Series #RUSUU executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #RUSUU borrowed $470,000 at 8% interest with a maturity of September 30, 2026. The loan was paid off in 2026, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $240,000, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $(538) and $14,308, respectively.

Series #SOYGJ

On October 1, 2021, the APL - Series #SOYGJ executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #SOYGJ borrowed $480,000 at 8% interest with a maturity of September 30, 2026. The loan was paid off in 2026, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $240,000, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $(13,021) and $19,095, respectively.

Series #TBQSK

On May 1, 2022, the APL - Series #TBQSK executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #TBQSK borrowed $810,000 at 8% interest with a maturity of April 30, 2024. The loan was paid off in 2024, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $0 and $0, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $0 and $0, respectively.

Series #XZQRZ

On March 26, 2021, the APL - Series #XZQRZ executed a Loan Agreement from the Parent Company. According to the Loan Agreement, the APL - Series #XZQRZ borrowed $1,160,000 at 8% interest with a maturity of March 25, 2027. The loan was paid off in 2026, and the outstanding balance of the Loan Payable - Down Payment Loan as of June 30, 2026 and December 31, 2025 was $86,010 and $635,000, respectively, and is included in related party payables on the accompanying balance sheet. The interest expenses incurred in the six months ended at June 30, 2026 and 2025 was $13,815 and $28,365, respectively.

Trend Information

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

  Recent increases in interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
  The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.
  Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

ITEM 2. OTHER INFORMATION

None.

ITEM 3. FINANCIAL STATEMENTS

ARK7 PROPERTIES LLC

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

For the six months ended June 30, 2026 and 2025

Ark7 Properties LLC

Consolidated Balance Sheet

As of June 30, 2026 and December 31, 2025

Description	June 30, 2026	December 31, 2025
Assets
Current Assets
Cash and cash equivalents	$ 261,528	$ 73,538
Receivables	1,580	6,708
Related party receivables	4,269,153	4,383,144
Prepaid expenses	133,139	123,644
Total Current Assets	4,665,400	4,587,034
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	12,341,434	11,421,546
Property, plant, and equipment - Accumulated Depreciation	(2,019,244)	(1,829,634)
Total Property, plant, and equipment	10,322,190	9,591,912
Total Noncurrent Assets	10,322,190	9,591,912
Total Assets	14,987,590	14,178,946

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	88,299	28,912
Current portion of mortgage payable	103,834	99,721
Related party payables	4,234,277	4,981,679
Other liabilities, current	64,897	74,032
Total Current Liabilities	4,491,308	5,184,344
Noncurrent Liabilities
Mortgage payable	5,117,693	5,167,645
Total Noncurrent Liabilities	5,117,693	5,167,645
Total Liabilities	9,609,000	10,351,989

Member's Equity
Equity
Members' Equity	8,305,659	6,430,068
Retained Earnings (Accumulated Deficit)	(2,927,069)	(2,603,111)
Total Equity	5,378,589	3,826,957
Total Member's Equity	5,378,589	3,826,957
Total Liabilities & Members' Equity	$ 14,987,590	$ 14,178,946

Ark7 Properties LLC

Consolidated Statement of Income

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 410,133	$ 414,375
Other rental fees	3,886	2,800
Total Gross Profit (Loss)	414,019	417,175
Operating Expenses
General and administrative expenses	211,781	181,217
Depreciation and amortization expenses	192,244	187,077
Property tax and state fee	109,043	87,304
Total Operating Expenses	513,068	455,597
Operating Income (Loss)	(99,049)	(38,422)
Other Income (Loss)
Interest expense	(154,909)	(150,691)
Interest expense, related party	(70,000)	0
Other income (expense)	-	-
Total Other Income (Loss)	(224,909)	(150,691)
Total Net Income (Loss)	$ (323,959)	$ (189,113)

Ark7 Properties LLC

Consolidated Statement of Members' Equity

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Balance at the beginning of the period	$ 3,826,957	$ 5,951,118
Equity Contribution	2,147,389	(1,158,638)
Net Income (Loss)	(323,959)	(189,113)
Distribution	(271,798)	(256,907)
Balance at the end of the period	$ 5,378,589	$ 4,346,460

Ark7 Properties LLC

Consolidated Statement of Cash Flows

For the six months ended June 30, 2026 and 2025

Description	June 30, 2026	June 30, 2025
Cash Flows From Operating Activities
Net Income (Loss)	$ (323,959)	$ (189,113)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	192,244	189,711
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	5,128	24,957
Related party receivables	(764,631)
Prepaid expenses	(9,494)	(30,325)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	53,316	3,235
Related party payables	137,291	1,469,910
Other liabilities	(9,135)	3,273
Net Cash Provided by (Used in) Operating Activities	(719,240)	1,471,647
Cash Flows from Investing Activities
Purchase of property, plant, and equipment	(919,888)	(49,980)
Cash Flows from Financing Activities
Proceeds from issuance of debt	(48,473)
Repayment of related party debt		(53,415)
Proceeds from private offerings	2,147,389	(1,158,638)
Distributions to partners	(271,798)	(256,907)
Net Cash Provided by (Used in) Financing Activities	1,827,118	(1,519,625)
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	187,990	(44,543)
Cash, Cash Equivalents, and Restricted Cash at the beginning of the period	73,538	208,635
Cash, Cash Equivalents, and Restricted Cash at the end of the period	261,528	164,093

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 154,909	$ 148,057

Ark7 Properties LLC

Consolidated and consolidating Balance Sheet

As of June 30, 2026

Description	Ark7 Properties LLC	Ark7 Properties LLC - Series #8YFFL	Ark7 Properties LLC - Series #BOBHU	Ark7 Properties LLC - Series #DJVWQ	Ark7 Properties LLC - Series #DTMEW	Ark7 Properties LLC - Series #EKPES	Ark7 Properties LLC - Series #FFKEC	Ark7 Properties LLC - Series #KM1OU	Ark7 Properties LLC - Series #KYLBE	Ark7 Properties LLC - Series #LCYPL
Assets
Current Assets
Cash and cash equivalents	$ 236,443	$ 3,239	$ -	$ (7,064)	$ (4,103)	$ 5,378	$ -	$ 2,624	$ -	$ -
Receivables	$ 1,580	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Related party receivables	1,379,615	177,488	(1,226)	327,397	49,352	95,494	(11,393)	282,804	130,333	87
Prepaid expenses	-	6,354	55	10,172	11,536	8,336	7,620	20,073	8,525	2,868
Total Current Assets	1,617,639	187,080	(1,171)	330,505	56,785	109,207	(3,773)	305,501	138,858	2,955
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	-	469,696	-	2,111,933	244,280	492,508	662,384	912,520	1,548,731	242,445
Property, plant, and equipment - Accumulated Depreciation	-	(78,178)	-	(451,718)	(48,889)	(60,275)	(1,214)	(148,454)	(344,795)	(678)
Total Property, plant, and equipment	-	391,518	-	1,660,215	195,391	432,233	661,170	764,066	1,203,936	241,766
Total Noncurrent Assets	-	391,518	-	1,660,215	195,391	432,233	661,170	764,066	1,203,936	241,766
Total Assets	1,617,639	578,599	(1,171)	1,990,720	252,176	541,440	657,396	1,069,567	1,342,793	244,721

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	88,299	-	-	-	-	-	-	-	-	-
Current portion of mortgage payable	-	4,039	-	17,795	2,068	3,245	4,143	6,829	12,297	-
Related party payables	2,475,812	-	-	-	-	340,700	670,000	416,756	-	245,000
Other liabilities, current	81	2,800	-	5,516	500	-	-	-	12,724	-
Total Current Liabilities	2,564,192	6,839	-	23,311	2,568	343,945	674,143	423,584	25,020	245,000
Noncurrent Liabilities
Mortgage payable	-	233,289	-	1,002,536	89,649	175,904	(4,143)	434,145	645,341	-
Total Noncurrent Liabilities	-	233,289	-	1,002,536	89,649	175,904	(4,143)	434,145	645,341	-
Total Liabilities	2,564,192	240,128	-	1,025,846	92,217	519,849	670,000	857,729	670,362	245,000

Member's Equity
Equity
Members' Equity	-	422,309	-	1,045,702	252,828	257,745	-	500,647	866,558	-
Retained Earnings (Accumulated Deficit)	(946,553)	(83,838)	(1,171)	(80,828)	(92,869)	(236,154)	(12,604)	(288,809)	(194,127)	(279)
Total Equity	(946,553)	338,471	(1,171)	964,874	159,959	21,592	(12,604)	211,838	672,431	(279)
Total Member's Equity	(946,553)	338,471	(1,171)	964,874	159,959	21,592	(12,604)	211,838	672,431	(279)
Total Liabilities & Members' Equity	$ 1,617,639	$ 578,599	$ (1,171)	$ 1,990,720	$ 252,176	$ 541,440	$ 657,396	$ 1,069,567	$ 1,342,793	$ 244,721

Description	Ark7 Properties LLC - Series #MHQNN	Ark7 Properties LLC - Series #OYNYT	Ark7 Properties LLC - Series #PBIUH	Ark7 Properties LLC - Series #PFUNR	Ark7 Properties LLC - Series #RUSUU	Ark7 Properties LLC - Series #SOYGJ	Ark7 Properties LLC - Series #TBQSK	Ark7 Properties LLC - Series #XZQRZ	Total
Assets
Current Assets
Cash and cash equivalents	$ -	$ -	$ 4,735	$ 5,206	$ 2,303	$ 2,048	$ 12,853	$ (2,134)	$ 261,528
Receivables	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,580
Related party receivables	(51,701)	(1,028)	120,700	217,428	244,883	233,906	433,929	641,087	4,269,153
Prepaid expenses	22,331	161	4,872	7,810	1,445	4,124	10,548	6,309	133,139
Total Current Assets	(29,370)	(867)	130,307	230,443	248,631	240,078	457,330	645,262	4,665,400
Noncurrent Assets
Property, plant, and equipment
Property, plant, and equipment - Cost	1,834,793	-	325,069	508,355	458,140	497,030	809,406	1,224,147	12,341,434
Property, plant, and equipment - Accumulated Depreciation	(364,012)	-	(53,792)	(84,934)	(64,446)	(69,740)	(99,654)	(148,464)	(2,019,244)
Total Property, plant, and equipment	1,470,780	-	271,276	423,420	393,694	427,290	709,751	1,075,683	10,322,190
Total Noncurrent Assets	1,470,780	-	271,276	423,420	393,694	427,290	709,751	1,075,683	10,322,190
Total Assets	1,441,410	(867)	401,583	653,864	642,325	667,368	1,167,082	1,720,945	14,987,590

Liabilities & Members' Equity
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	-	-	-	-	-	-	-	-	88,299
Current portion of mortgage payable	12,297	-	3,818	4,388	6,041	6,082	7,994	12,798	103,834
Related party payables	-	-	-	-	-	-	-	86,010	4,234,277
Other liabilities, current	14,319	-	2,500	2,500	2,290	3,275	11,375	7,018	64,897
Total Current Liabilities	26,616	-	6,318	6,888	8,331	9,357	19,368	105,826	4,491,308
Noncurrent Liabilities
Mortgage payable	645,341	-	154,244	260,203	224,647	226,504	421,769	608,264	5,117,693
Total Noncurrent Liabilities	645,341	-	154,244	260,203	224,647	226,504	421,769	608,264	5,117,693
Total Liabilities	671,957	-	160,563	267,091	232,979	235,861	441,138	714,090	9,609,000

Member's Equity
Equity
Members' Equity	917,069	-	282,100	480,737	566,135	572,998	846,942	1,293,889	8,305,659
Retained Earnings (Accumulated Deficit)	(147,616)	(867)	(41,080)	(93,964)	(156,788)	(141,491)	(120,998)	(287,035)	(2,927,069)
Total Equity	769,453	(867)	241,020	386,773	409,346	431,507	725,944	1,006,854	5,378,589
Total Member's Equity	769,453	(867)	241,020	386,773	409,346	431,507	725,944	1,006,854	5,378,589
Total Liabilities & Members' Equity	$ 1,441,410	$ (867)	$ 401,583	$ 653,864	$ 642,325	$ 667,368	$ 1,167,082	$ 1,720,945	$ 14,987,590

Ark7 Properties LLC

Consolidated and consolidating Statement of Income

For the six months ended June 30, 2026

Description	Ark7 Properties LLC	Ark7 Properties LLC - Series #8YFFL	Ark7 Properties LLC - Series #BOBHU	Ark7 Properties LLC - Series #DJVWQ	Ark7 Properties LLC - Series #DTMEW	Ark7 Properties LLC - Series #EKPES	Ark7 Properties LLC - Series #FFKEC	Ark7 Properties LLC - Series #KM1OU	Ark7 Properties LLC - Series #KYLBE	Ark7 Properties LLC - Series #LCYPL
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ -	$ 16,450	$ -	$ 91,714	$ (602)	$ (1,417)	$ -	$ 50,090	$ 67,613	$ 2,100
Other rental fees	-	-	-	683	-	-	-	-	1,490	-
Total Gross Profit (Loss)	-	16,450	-	92,396	(602)	(1,417)	-	50,090	69,103	2,100
Operating Expenses
General and administrative expenses	234	7,819	-	38,503	5,168	2,421	73	32,644	16,260	735
Depreciation and amortization expenses	-	7,423	-	40,852	5,381	7,632	1,214	17,046	25,977	678
Property tax and state fee	300	5,287	24	19,885	2,720	5,171	6,023	9,651	16,888	(1,410)
Total Operating Expenses	534	20,529	24	99,241	13,268	15,223	7,311	59,341	59,125	3
Operating Income (Loss)	(534)	(4,079)	(24)	(6,844)	(13,871)	(16,640)	(7,311)	(9,251)	9,978	2,097
Other Income (Loss)
Interest income, related party	(211,245)	7,569	-	47,976	3,426	7,051	-	20,347	30,447	-
Interest expense	-	(6,089)	-	(34,487)	(2,202)	(5,202)	-	(15,274)	(22,246)	-
Interest expense, related party	(65,233)	-	-	-	-	18,594	(4,222)	(16,533)	-	(2,349)
Other income (expense)	-	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	(276,478)	1,480	-	13,489	1,223	20,443	(4,222)	(11,461)	8,201	(2,349)
Total Net Income (Loss)	$ (277,011)	$ (2,599)	$ (24)	$ 6,644	$ (12,647)	$ 3,802	$ (11,533)	$ (20,712)	$ 18,179	$ (253)

Description	Ark7 Properties LLC - Series #MHQNN	Ark7 Properties LLC - Series #OYNYT	Ark7 Properties LLC - Series #PBIUH	Ark7 Properties LLC - Series #PFUNR	Ark7 Properties LLC - Series #RUSUU	Ark7 Properties LLC - Series #SOYGJ	Ark7 Properties LLC - Series #TBQSK	Ark7 Properties LLC - Series #XZQRZ	Total
Net Income (Loss)
Gross Profit (Loss)
Rental Income	$ 70,740	$ -	$ 12,300	$ 14,550	$ 16,162	$ 11,318	$ 28,890	$ 30,225	$ 410,133
Other rental fees	1,056	-	-	-	-	-	-	658	3,886
Total Gross Profit (Loss)	71,796	-	12,300	14,550	16,162	11,318	28,890	30,883	414,019
Operating Expenses
General and administrative expenses	29,936	21	10,726	8,416	14,104	14,157	17,783	12,781	211,781
Depreciation and amortization expenses	30,382	-	5,090	8,034	7,513	7,791	12,474	14,756	192,244
Property tax and state fee	17,349	22	4,326	6,808	1,646	1,715	4,912	7,726	109,043
Total Operating Expenses	77,667	43	20,142	23,259	23,263	23,663	35,170	35,263	513,068
Operating Income (Loss)	(5,871)	(43)	(7,842)	(8,709)	(7,102)	(12,344)	(6,279)	(4,380)	(99,049)
Other Income (Loss)
Interest income, related party	30,447	-	4,934	8,396	6,713	6,758	16,324	20,860	0
Interest expense	(22,246)	-	(3,597)	(6,754)	(4,272)	(4,300)	(11,857)	(16,384)	(154,909)
Interest expense, related party	-	-	-	-	538	13,021	-	(13,815)	(70,000)
Other income (expense)	-	-	-	-	-	-	-	-	-
Total Other Income (Loss)	8,201	-	1,337	1,642	2,979	15,478	4,467	(9,339)	(224,909)
Total Net Income (Loss)	$ 2,331	$ (43)	$ (6,505)	$ (7,067)	$ (4,123)	$ 3,133	$ (1,812)	$ (13,720)	$ (323,959)

Ark7 Properties LLC

Consolidated and consolidating Statement of Members' Equity

For the six months ended June 30, 2026

Description	Ark7 Properties LLC	Ark7 Properties LLC - Series #8YFFL	Ark7 Properties LLC - Series #BOBHU	Ark7 Properties LLC - Series #DJVWQ	Ark7 Properties LLC - Series #DTMEW	Ark7 Properties LLC - Series #EKPES	Ark7 Properties LLC - Series #FFKEC	Ark7 Properties LLC - Series #KM1OU	Ark7 Properties LLC - Series #KYLBE	Ark7 Properties LLC - Series #LCYPL
Balance at January 01, 2026	$ (669,542)	$ 356,620	$ (1,147)	$ 835,800	$ 140,891	$ (171,696)	$ (1,071)	$ 62,306	$ 541,141	$ (26)
Equity Contribution	-	(6,606)	-	179,449	34,843	196,283	-	181,616	159,516	-
Net Income (Loss)	(277,011)	(2,599)	(24)	6,644	(12,647)	3,802	(11,533)	(20,712)	18,179	(253)
Distribution	-	(8,944)	-	(57,020)	(3,128)	(6,798)	-	(11,372)	(46,405)	-
Balance at June 30, 2026	$ (946,553)	$ 338,471	$ (1,171)	$ 964,874	$ 159,959	$ 21,592	$ (12,604)	$ 211,838	$ 672,431	$ (279)

Description	Ark7 Properties LLC - Series #MHQNN	Ark7 Properties LLC - Series #OYNYT	Ark7 Properties LLC - Series #PBIUH	Ark7 Properties LLC - Series #PFUNR	Ark7 Properties LLC - Series #RUSUU	Ark7 Properties LLC - Series #SOYGJ	Ark7 Properties LLC - Series #TBQSK	Ark7 Properties LLC - Series #XZQRZ	Total
Balance at January 01, 2026	$ 518,923	$ (824)	$ 249,654	$ 398,405	$ 184,132	$ 218,526	$ 696,860	$ 468,003	$ 3,826,957
Equity Contribution	279,911	-	5,477	2,424	245,494	228,470	44,393	596,120	2,147,389
Net Income (Loss)	2,331	(43)	(6,505)	(7,067)	(4,123)	3,133	(1,812)	(13,720)	(323,959)
Distribution	(31,712)	-	(7,606)	(6,989)	(16,157)	(18,621)	(13,497)	(43,548)	(271,798)
Balance at June 30, 2026	$ 769,453	$ (867)	$ 241,020	$ 386,773	$ 409,346	$ 431,507	$ 725,944	$ 1,006,854	$ 5,378,589

Ark7 Properties LLC

Consolidated and consolidating Statement of Cash Flows

For the six months ended June 30, 2026

Description	Ark7 Properties LLC	Ark7 Properties LLC - Series #8YFFL	Ark7 Properties LLC - Series #BOBHU	Ark7 Properties LLC - Series #DJVWQ	Ark7 Properties LLC - Series #DTMEW	Ark7 Properties LLC - Series #EKPES	Ark7 Properties LLC - Series #FFKEC	Ark7 Properties LLC - Series #KM1OU	Ark7 Properties LLC - Series #KYLBE	Ark7 Properties LLC - Series #LCYPL
Cash Flows From Operating Activities
Net Income (Loss)	$ (277,011)	$ (2,599)	$ (24)	$ 6,644	$ (12,647)	$ 3,802	$ (11,533)	$ (20,712)	$ 18,179	$ (253)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	-	7,423	-	40,852	5,381	7,632	1,214	17,046	25,977	678
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	5,128	-	-	-	-	-	-	-	-	-
Related party receivables	113,990	22,676	75	(181,607)	(18,658)	(193,882)	10,318	(129,674)	(160,639)	(117)
Prepaid expenses	-	(5,194)	(51)	20,504	(7,695)	(6,521)	(7,616)	(2,977)	11,227	(2,864)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	53,316	-	-	-	-	-	-	-	-	-
Related party payables	251,281	-	-	-	-	-	670,000	-	-	245,000
Other liabilities	-	(2,500)	-	(1,302)	-	-	-	-	(2,135)	-
Net Cash Provided by (Used in) Operating Activities	146,705	19,807	-	(114,908)	(33,619)	(188,970)	662,384	(136,317)	(107,390)	242,445
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable
Related party loans and notes receivable issued
Purchase of property, plant, and equipment	-	-	-	(6,310)	-	-	(662,384)	-	-	(242,445)
Cash Flows from Financing Activities
Proceeds from issuance of debt		(2,474)	-	(8,275)	(1,000)	(1,555)	-	(3,249)	(5,721)	-
Payments for debt issuance costs
Repayment of debt
Proceeds from issuance of related party debt
Repayment of related party debt	-
Proceeds from private offerings	-	(6,606)	-	179,449	34,843	196,283	-	181,616	159,516	-
Distributions to partners	-	(8,944)	-	(57,020)	(3,128)	(6,798)	-	(11,372)	(46,405)	-
Net Cash Provided by (Used in) Financing Activities	-	(18,025)	-	114,154	30,715	187,930	-	166,995	107,390	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	146,705	1,782	-	(7,064)	(2,904)	(1,040)	(0)	30,678	(0)	-
Cash, Cash Equivalents, and Restricted Cash at January 01, 2026	89,739	1,457	-	-	(1,199)	6,418	-	(28,054)	-	-
Cash, Cash Equivalents, and Restricted Cash at June 30, 2026	236,443	3,239	-	(7,064)	(4,103)	5,378	-	2,624	-	-

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ -	$ 6,089	$ -	$ 34,487	$ 2,202	$ 5,202	$ -	$ 15,274	$ 22,246	$ -

Description	Ark7 Properties LLC - Series #MHQNN	Ark7 Properties LLC - Series #OYNYT	Ark7 Properties LLC - Series #PBIUH	Ark7 Properties LLC - Series #PFUNR	Ark7 Properties LLC - Series #RUSUU	Ark7 Properties LLC - Series #SOYGJ	Ark7 Properties LLC - Series #TBQSK	Ark7 Properties LLC - Series #XZQRZ	Total
Cash Flows From Operating Activities
Net Income (Loss)	$ 2,331	$ (43)	$ (6,505)	$ (7,067)	$ (4,123)	$ 3,133	$ (1,812)	$ (13,720)	$ (323,959)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
Depreciation and amortization	30,382	-	5,090	8,034	7,513	7,791	12,474	14,756	192,244
Total Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities
(Increase) decrease in operating assets, net of effects of businesses acquired
Accounts receivable	-	-	-	-	-	-	-	-	5,128
Related party receivables	(280,888)	75	15,666	14,665	12,439	26,344	(15,081)	(334)	(764,631)
Prepaid expenses	14,092	(32)	(3,912)	(5,235)	(456)	(2,889)	(5,621)	(4,254)	(9,494)
Increase (decrease) in operating liabilities, net of effects of businesses acquired
Accounts payable and accrued expenses	-	-	-	-	-	-	-	-	53,316
Related party payables	-	-	-	-	(240,000)	(240,000)	-	(548,990)	137,291
Other liabilities	(1,896)	-	(2,050)	-	-	550	(70)	268	(9,135)
Net Cash Provided by (Used in) Operating Activities	(235,979)	-	8,289	10,398	(224,628)	(205,070)	(10,110)	(552,274)	(719,240)
Cash Flows from Investing Activities
Payments received from related party loans and notes receivable
Related party loans and notes receivable issued
Purchase of property, plant, and equipment	(6,500)	-	-	-	-	(2,250)	-	-	(919,888)
Cash Flows from Financing Activities
Proceeds from issuance of debt	(5,721)	-	(1,843)	(2,761)	(2,942)	(2,962)	(3,839)	(6,131)	(48,473)
Payments for debt issuance costs
Repayment of debt
Proceeds from issuance of related party debt
Repayment of related party debt
Proceeds from private offerings	279,911	-	5,477	2,424	245,494	228,470	44,393	596,120	2,147,389
Distributions to partners	(31,712)	-	(7,606)	(6,989)	(16,157)	(18,621)	(13,497)	(43,548)	(271,798)
Net Cash Provided by (Used in) Financing Activities	242,479	-	(3,972)	(7,325)	226,394	206,886	27,057	546,440	1,827,118
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-	-	4,317	3,072	1,766	(434)	16,947	(5,834)	187,990
Cash, Cash Equivalents, and Restricted Cash at January 01, 2026	-	-	418	2,134	536	2,482	(4,094)	3,701	73,538
Cash, Cash Equivalents, and Restricted Cash at June 30, 2026	-	-	4,735	5,206	2,303	2,048	12,853	(2,134)	261,528

Supplemental Cash Flow information
Cash Paid During the Year for
Interest	$ 22,246	$ -	$ 3,597	$ 6,754	$ 4,272	$ 4,300	$ 11,857	$ 16,384	$ 154,909

ARK7 PROPERTIES LLC

NOTES TO THE CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information

Ark7 Properties LLC (the "APL") is a Delaware series limited liability company wholly owned by Ark7 Inc. (the "Parent Company"). The APL was formed on October 31, 2018, in accordance with the Limited Liability Company Act (LLCA) of the state of Delaware. The APL has registered 18 Series Delaware limited liability companies (the "Series Companies"), each of which will be used as an investment vehicle that intends to enable investors to own fractional ownership of a specific rental property. This lowers the cost of entry and minimizes the time commitment for real estate investing. An investment in the APL entitles the investor to the potential economic benefits normally associated with direct property ownership while requiring no investor involvement in asset or property management.

Series	Carrier	Property Address	Registration Date
MHQNN	Berkeley-M1	2924 Mabel St, Berkeley, CA 94702	December 12, 2019
KYLBE	Berkeley-M2	3102-3108 California St, Berkeley, CA 94703	December 12, 2019
PBIUH	Austin-S1	901 Solitude Dr., Pflugerville, TX 78660	July 28, 2020
PFUNR	Austin-S2	2016 Creole Dr, Austin, TX 78727	July 28, 2020
DJVWQ	Berkeley-M3	2314 Bonar St, Berkeley, CA 94702	July 28, 2020
8YFFL	Austin-S3	1804 Laminar Creek Rd, Cedar Park, TX 78613	January 25, 2021
SOYGJ	Chandler-S4	691 W Fairview St, Chandler, AZ 85225	January 25, 2021
RUSUU	Chandler-S5	1872 W Springfield Way, Chandler, AZ 85286	January 25, 2021
KM1OU	Memphis-M4	751-777 St Paul Ave, Memphis, TN 38126	January 25, 2021
DTMEW	Philadelphia-T1	5150 Ranstead St, Philadelphia, PA 19139	January 25, 2021
XZQRZ	Seattle-D1	5250 12th Ave NE, Seattle, WA 98105	January 25, 2021
LCYPL	Chicago-C11	20 N. State St, Unit 508, Chicago, IL 60602	September 10, 2021
BOBHU	N/A	N/A	September 10, 2021
FFKEC	SoCal-S23	28378 Blackjack Dr, Menifee, CA 92585	September 14, 2021
OYNYT	N/A	N/A	January 18, 2022
TBQSK	Philadelphia-D2	1829 N Bouvier St, Philadelphia, PA 19121	January 18, 2022
EKPES	Philadelphia-T2	1708 W Jefferson St, Philadelphia, PA 19121	January 18, 2022
3EXWW	N/A	N/A	July 14, 2026

Management's Plan and Going Concerns

The accompanying financial statements have been prepared on a going concern basis, which assumes that APL will continue to operate in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. APL has experienced operating losses in prior years, which have required ongoing financial support. For the six months ended June 30, 2026, APL incurred a net loss of $323,959, compared with a net loss of $189,113 for the six months ended June 30, 2025, reflecting higher general and administrative expenses and property taxes. As of June 30, 2026, APL's accumulated deficit amounted to $2,927,069.

Management has taken several steps to strengthen APL's financial position, including securing additional capital contributions, which amounted to $2,147,389 during the six months ended June 30, 2026, and implementing operational efficiencies. Management believes that, with continued focus on cost management and strategic fundraising, APL is progressing toward long-term sustainability. While uncertainties remain, management believes it has appropriate plans and resources in place to address these factors and to support ongoing operations. Accordingly, the financial statements have been prepared on a going concern basis. No adjustments have been made to the financial statements that might result from the outcome of these uncertainties.

Statement of compliance

The accompanying consolidated and consolidating financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated and consolidating financial statements include the accounts of the APL and its Series Companies. All intercompany balances and transactions are eliminated in consolidation.

These consolidated and consolidating financial statements have been prepared under the historical cost convention, except for evaluating specific financial instruments carried at fair value.

The accompanying interim consolidated and consolidating financial statements are unaudited. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

Method of accounting

The consolidated and consolidating financial statement of the APL is prepared on the accrual basis of accounting. It includes only those assets, liabilities, and results of operations that relate to the business of the APL.

Use of estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. To the extent that there are material differences between these estimates and actual results, the APL's financial condition or operating results will be materially affected. The APL bases its estimates on past experience and other assumptions that the APL believes are reasonable under the circumstances, and the APL evaluates those estimates on an ongoing basis.

Functional and presentation currency

Items included in the APL's consolidated financial statements are estimated using the currency that best reflects the economic substance of the underlying events and circumstances related to the APL (the "functional currency"). The functional and presentation currency of the accompanying financial statements is US Dollars (the "USD").

Revenue recognition

Rental income is reported on a straight-line basis over the terms of the respective leases. The property rental income for the six months ended June 30, 2026 and 2025 was $410,133 and $414,375, respectively.

The concentration of credit risk

Financial instruments potentially subject the APL to the concentration of credit risk, primarily cash and tenant receivables. The APL places its cash with financial institutions, and its balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times, the APL had a cash balance over the insured amount.

Fair value measurements

FASB ASC 820, "Fair Value Measurements" defines fair value for certain financial and nonfinancial assets and liabilities that are recorded at fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It requires that an entity measure its financial instruments to base fair value on the exit price, maximize the use of observable units and minimize the use of unobservable inputs to determine the exit price. It establishes a hierarchy which prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy increases the consistency and comparability of fair value measurements and related disclosures by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that observable inputs be used when available.

Observable inputs are inputs that reflect the assumptions market participants would use in pricing the assets or liabilities based on market data obtained from sources independent of the APL. Unobservable inputs are inputs that reflect the APL's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy prioritizes the inputs into three broad levels based on the reliability of the inputs as follows:

Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities that the APL has the ability to access at the measurement date. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily and regularly available.

Level 2 - Inputs other than quoted prices in active markets that are either directly or indirectly observable as of the measurement date, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Valuations based on inputs that are unobservable and not corroborated by market data. The fair value for such assets and liabilities is generally determined using pricing models, discounted cash flow methodologies, or similar techniques that incorporate the assumptions a market participant would use in pricing the asset or liability.

The carrying values of certain assets and liabilities of the APL approximate fair value due to their either relatively short maturities and/or consistency with current market rates.

Property, plant, and equipment

Land is carried at cost. Building, leasehold improvements, furniture, fixtures, and equipment are carried at cost, less accumulated depreciation and amortization. The building, furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases. Repairs and maintenance are expensed when incurred.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset or group of assets. If estimated future undiscounted net cash flows are less than the carrying amount of the asset or group of assets, the asset is considered impaired and an expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value. Fair value is generally determined from estimated discounted future net cash flows (for assets held for use) or net realizable value (for assets held for sale). For the six months ended June 30, 2026 and 2025, the APL has not recognized any impairment losses.

Property, plant and equipment consist of the following as of June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Buildings and improvements	$ 10,370,916	$ 9,637,328
Furniture and fixtures	$ 160,099	$ 153,599
Land	$ 1,810,419	$ 1,630,619
Property, plant, and equipment, gross	12,341,434	11,421,546
Less: Buildings and improvements - Accumulated Depreciation	(1,909,506)	(1,733,377)
Furniture and fixtures - Accumulated Depreciation	(109,739)	(96,257)
Property, plant, and equipment	$ 10,322,190	$ 9,591,912

Estimated useful life for buildings and improvements is 27.5 years.

Depreciation expenses for the six months ended June 30, 2026 and 2025 was $192,244 and $187,077, respectively.

Lease accounting

According to the recently adopted Accounting Standards Updated ("ASU") No. 2016-02, Leases (Topic 842) ("ASU 2016- 02" or "ASC 842"), the APL determines whether the arrangement is or contains a lease based on the unique facts and circumstances present in the arrangement. Leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and current and non-current lease liabilities, as applicable. As of June 30, 2026 and December 31, 2025, the APL had no long-term leases.

Income taxes

The APL is taxed as a Limited Liability Company (LLC). Under these provisions, the APL does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the APL's taxable income.

Each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. For this offering of series interests to investors, each series will be taxed as a C-corporation, with the profits taxed at the series level, independent of distributions to investors. This means that the Series will owe corporate income tax on its profits and will report these profits and losses for tax purposes at the corporate level. The Series will distribute dividends to investors from the net profits after taxes, subject to our Managing Member's discretion regarding the retention of funds for future working capital needs. Consequently, investors may receive dividend distributions when profits are realized and taxes are paid at the corporate level, which could be independent of the actual cash distributions made to investors.

Distributions per unit

Distributions per unit of each Series, calculated as the distributions made by the Series during the period divided by its outstanding units, were as follows:

Series	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025
#MHQNN	$ 2.23	$ 2.95
#KYLBE	$ 2.95	$ 1.92
#DJVWQ	$ 0.91	$ 1.04
#PBIUH	$ 0.70	$ 0.62
#PFUNR	$ 0.33	$ 0.33
#8YFFL	$ 0.09	$ 0.08
#XZQRZ	$ 2.05	$ 1.72
#DTMEW	$ 1.29	$ 1.20
#SOYGJ	$ 2.60	$ 1.94
#RUSUU	$ 2.18	$ 1.52
#KM1OU	$ 1.73	$ 2.72
#TBQSK	$ 1.28	$ 0.98
#EKPES	$ 1.21	$ 0.98
#LCYPL	$ 0.00	$ 0.00
#FFKEC	$ 0.00	$ 0.00

NOTE 2: PROPERTY MANAGEMENT RESERVES

Multiple Series Companies have allocated funds to establish property management reserves. These funds are designed to mitigate future financial uncertainties associated with property-related expenses, including maintenance, repairs, enhancements, or unanticipated costs. The aim is to maintain the properties in satisfactory condition, prevent financial strain, and preclude the necessity for immediate supplementary contributions from investors or owners due to substantial, unexpected expenses.

As of June 30, 2026 and December 31, 2025, the balance of the property management reserve was $25,085 and $(16,201), respectively, and is included in cash and cash equivalents on the accompanying balance sheet.

NOTE 3: MORTGAGE PAYABLES

Series #MHQNN

On December 1, 2019, the APL - Series MHQNN executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series MHQNN borrowed $ 756,250.00 at 6.500% interest with a maturity of November 30, 2049. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $657,638 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $22,246.

Series #KYLBE

On December 1, 2019, the APL - Series KYLBE executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series KYLBE borrowed $ 756,250.00 at 6.500% interest with a maturity of November 30, 2049. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $657,638 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $22,246.

Series #DJVWQ

On October 1, 2020, the APL - Series DJVWQ executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series DJVWQ borrowed $ 1,169,400.00 at 6.500% interest with a maturity of September 30, 2050. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $1,020,331 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $34,487.

Series #PBIUH

On August 12, 2021, the APL - Series PBIUH executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series PBIUH borrowed $ 184,500.00 at 4.250% interest with a maturity of August 31, 2051. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $158,062 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $3,597.

Series #PFUNR

On July 22, 2021, the APL - Series PFUNR executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series PFUNR borrowed $ 300,000.00 at 6.875% interest with a maturity of July 31, 2051. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $264,591 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $6,754.

Series #8YFFL

On August 4, 2021, the APL - Series 8YFFL executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series 8YFFL borrowed $ 270,000.00 at 6.875% interest with a maturity of August 31, 2051. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $237,328 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $6,089.

Series #XZQRZ

On July 28, 2021, the APL - Series XZQRZ executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series XZQRZ borrowed $ 690,000.00 at 5.125% interest with a maturity of July 31, 2051. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $621,062 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $16,384.

Series #DTMEW

On February 4, 2022, the APL - Series DTMEW executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series DTMEW borrowed $ 105,500.00 at 4.500% interest with a maturity of February 7, 2052. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $91,717 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $2,202.

Series #SOYGJ

On October 21, 2021, the APL - Series SOYGJ executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series SOYGJ borrowed $ 270,000.00 at 3.500% interest with a maturity of November 7, 2051. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $232,586 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $4,300.

Series #RUSUU

On November 4, 2021, the APL - Series RUSUU executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series RUSUU borrowed $ 268,200.00 at 3.500% interest with a maturity of November 7, 2051. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $230,688 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $4,272.

Series #KM1OU

On June 29, 2022, the APL - Series KM1OU executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series KM1OU borrowed $ 483,000.00 at 6.625% interest with a maturity of July 7, 2052. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $440,974 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $15,274.

Series #TBQSK

On May 31, 2022, the APL - Series TBQSK executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series TBQSK borrowed $ 468,000.00 at 5.375% interest with a maturity of June 7, 2052. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $429,763 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $11,857.

Series #EKPES

On April 19, 2022, the APL - Series EKPES executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series EKPES borrowed $ 196,000.00 at 5.625% interest with a maturity of May 8, 2052. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $179,149 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $5,202.

Series #FFKEC

On July 21, 2026, the APL - Series FFKEC executed a Loan Agreement Secured by the Deed of Trust. According to the Loan Agreement, the APL - Series FFKEC borrowed $ 396,000.00 at 6.375% interest with a maturity of July 31, 2056. The outstanding balance of the Loan Payable - Mortgage as of June 30, 2026 was $0 and is included in current portion of mortgage payable and mortgage payable on the accompanying balance sheet. The interest expense incurred in 2026 was $0.

Mortgage interest expenses for the six months ended June 30, 2026 was $154,909.

	June 30, 2026	June 30, 2025
Current Portion of Mortgage Payable	$ 103,834	$ 98,188

Maturities of the mortgage payable are as follows (excluding the net of the finance cost):

Year	Amount
2027	103,834
2028	109,641
2029	116,625
2030	123,623
2031	131,057
Thereafter	4,770,619
Total	$ 5,355,399

NOTE 4: TRANSACTIONS WITH RELATED PARTIES

Loan Receivable - due from affiliate

APL pays the Parent Company for covering administrative costs. The loan has been structured as receivable from the Parent Company to APL. These advances are non-interest bearing and are due on demand. The outstanding balance due from the affiliate as of June 30, 2026 and December 31, 2025 was $4,269,153 and $4,383,144, respectively, and is included in the related party receivables on the accompanying balance sheet.

Loan Payable - due to affiliate

The Parent Company pays APL for covering administrative costs. The loan has been structured as payable to the Parent Company from APL. These advances are non-interest bearing and are due on demand. The outstanding balance due to the affiliate as of June 30, 2026 and December 31, 2025 was $2,475,812 and $2,609,224, respectively, and is included in the related party payables on the accompanying balance sheet.

Related party loan

APL had received a loan from its Parent Company to cover administrative costs. The loan was structured as a down payment loan with a 7% interest rate, and its outstanding balance was $500,000 as of December 31, 2025. On March 11, 2026, the loan was repaid in full together with the accrued interest. The interest expense incurred in the six months ended June 30, 2026 and 2025 was $70,000 and $0, respectively.

Correction of prior-period interest

Interest expense, related party for the six months ended June 30, 2026 includes a reversal of $41,220 of interest on the down payment loan of Series #EKPES that had been recorded in duplicate in the year ended December 31, 2025. The correction was recorded in the six months ended June 30, 2026.

Property sourcing fee and offering expenses reimbursement

Pursuant to the Operating Agreement the Asset Manager, as consideration for assisting in the sourcing of the Underlying Asset of a Series, to the extent not waived by the Managing Member in its sole discretion, will receive a 3.0% (of the maximum offering amount) Sourcing Fee. The sourcing fee is in connection with the search and negotiation of the property purchase as set forth in the Certificate of Designations for the Series.

The Parent Company assigns offering expenses to each series, which are then set as part of each series' intended Use of Proceeds. The parent company will be reimbursed a fixed amount for each series for offering expenses.

Series #8YFFL

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $576 and $4,976, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #PBIUH

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $939 and $8,299, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #PFUNR

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $796 and $5,196, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #RUSUU

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $4,018 and $8,418, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #SOYGJ

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $3,593 and $7,993, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Series #TBQSK

The property sourcing fee and offering expenses incurred in the six months ended June 30, 2026 was $1,660 and $6,060, respectively, and in the six months ended June 30, 2025 was $0 and $0, respectively.

Asset management fee

For services performed, the Series will pay an annual Asset Management Fee to the Asset Manager in respect of each fiscal year, 10% of any Free Cash Flows available for distribution pursuant to Article VII of the Operating Agreement. Any such amount will be paid at the same time as, and only if, a distribution is made from the Series to its Members.

Series #8YFFL

The Series #8YFFL has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #8YFFL and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #8YFFL together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,050 and $958, respectively.

Series #DJVWQ

The Series #DJVWQ has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #DJVWQ and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #DJVWQ together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $15,383 and $15,055, respectively.

Series #DTMEW

The Series #DTMEW has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #DTMEW and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #DTMEW together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $766 and $0, respectively.

Series #EKPES

The Series #EKPES has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #EKPES and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #EKPES together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $575 and $350, respectively.

Series #FFKEC

The Series #FFKEC has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #FFKEC and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #FFKEC together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $0, respectively.

Series #KM1OU

The Series #KM1OU has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #KM1OU and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #KM1OU together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $1,215 and $3,177, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $15,963 and $13,368, respectively.

Series #KYLBE

The Series #KYLBE has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #KYLBE and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #KYLBE together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $5,570 and $6,021, respectively.

Series #LCYPL

The Series #LCYPL has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #LCYPL and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #LCYPL together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $0 and $0, respectively.

Series #MHQNN

The Series #MHQNN has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #MHQNN and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #MHQNN together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $592, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $7,515 and $8,045, respectively.

Series #PBIUH

The Series #PBIUH has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #PBIUH and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #PBIUH together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $861 and $1,878, respectively.

Series #PFUNR

The Series #PFUNR has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #PFUNR and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #PFUNR together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $0, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,019 and $2,204, respectively.

Series #RUSUU

The Series #RUSUU has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #RUSUU and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #RUSUU together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $0 and $65, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,175 and $872, respectively.

Series #SOYGJ

The Series #SOYGJ has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #SOYGJ and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #SOYGJ together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $395 and $137, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $1,091 and $1,207, respectively.

Series #TBQSK

The Series #TBQSK has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #TBQSK and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #TBQSK together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $170 and $1,162, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $3,144 and $1,666, respectively.

Series #XZQRZ

The Series #XZQRZ has entered into an Asset Management Agreement with the Parent Company (the Asset Manager), the managing member of the Series #XZQRZ and shall reimburse the Asset Manager for any such expenses paid by the Asset Manager on behalf of the Series #XZQRZ together with a reasonable rate of interest (a rate no less than the Applicable Federal Rate (as defined in the Internal Revenue Code)) as may be imposed by the Asset Manager in its sole discretion ("Operating Expenses Reimbursement Obligation"). As of June 30, 2026 and December 31, 2025, the prepaid Asset Management Fee was $104 and $791, respectively. Asset Management Fee for the six months ended June 30, 2026 and 2025, was $7,232 and $566, respectively.

NOTE 5: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on the consolidated financial statements that were available to be issued, which is October 8, 2026 and has determined that there were no material subsequent events that require disclosure in these financial statements.

NOTE 6: APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated and consolidating financial statements have been approved by the management of the APL and authorized for issue on October 8, 2026.

EXHIBIT INDEX

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Formation of Ark7 Properties LLC*
2.2	Operating Agreement of Ark7 Properties LLC*
3.1	Series #MHQNN Series Designation*
3.2	Series #KYLBE Series Designation*
3.3	Series #DJVWQ Series Designation*
3.4	Series #PBIUH Series Designation*
3.5	Series #PFUNR Series Designation*
3.6	Series #8YFFL Series Designation*
3.7	Series #XZQRZ Series Designation*
3.8	Series #DTMEW Series Designation*
3.9	Series #SOYGJ Series Designation*
3.10	Series #RUSUU Series Designation*
3.11	Series #KM1OU Series Designation*
3.12	Series #TBQSK Series Designation*
3.13	Series #EKPES Series Designation*
4.1	Form of Series #[______] Subscription Agreement*
6.1	Form of Lease Agreement*
6.2	Real Estate Purchase Agreement dated November 27, 2019 between Seller and Series #MHQNN*
6.3	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #MHQNN*
6.4	Inter-company Loan Agreement between Ark7 Properties LLC and Series #MHQNN*
6.5	Real Estate Purchase Agreement dated August 12, 2019 between Seller and Series #KYLBE*
6.6	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #KYLBE*
6.7	Inter-company Loan Agreement between Ark7 Properties LLC and Series #KYLBE*
6.8	Real Estate Purchase Agreement dated September 11, 2020 between Seller and Series #DJVWQ*
6.9	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #DJVWQ*
6.10	Inter-company Loan Agreement between Ark7 Properties LLC and Series #DJVWQ*
6.11	Real Estate Purchase Agreement dated January 15, 2021 between Seller and Series #PBIUH*
6.12	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #PBIUH*
6.13	Inter-company Loan Agreement between Ark7 Properties LLC and Series #PBIUH*
6.14	Real Estate Purchase Agreement dated February 05, 2021 between Seller and Series #PFUNR*
6.15	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #PFUNR*
6.16	Inter-company Loan Agreement between Ark7 Properties LLC and Series #PFUNR*
6.17	Real Estate Purchase Agreement dated February 09, 2021 between Seller and Series #8YFFL*
6.18	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #8YFFL*
6.19	Inter-company Loan Agreement between Ark7 Properties LLC and Series #8YFFL*
6.20	Real Estate Purchase Agreement dated March 31, 2021 between Seller and Series #XZQRZ*
6.21	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #XZQRZ*
6.22	Inter-company Loan Agreement between Ark7 Properties LLC and Series #XZQRZ*
6.23	Real Estate Purchase Agreement dated October 01, 2021 between Seller and Series #DTMEW*
6.24	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #DTMEW*
6.25	Inter-company Loan Agreement between Ark7 Properties LLC and Series #DTMEW*
6.26	Real Estate Purchase Agreement dated October 21, 2021 between Seller and Series #SOYGJ*
6.27	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #SOYGJ*
6.28	Inter-company Loan Agreement between Ark7 Properties LLC and Series #SOYGJ*
6.29	Real Estate Purchase Agreement dated November 04, 2021 between Seller and Series #RUSUU*
6.30	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #RUSUU*
6.31	Inter-company Loan Agreement between Ark7 Properties LLC and Series #RUSUU*
6.32	Real Estate Purchase Agreement dated October 15, 2021 between Seller and Series #KM1OU*
6.33	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #KM1OU*
6.34	Inter-company Loan Agreement between Ark7 Properties LLC and Series #KM1OU*
6.35	Real Estate Purchase Agreement dated May 31, 2022 between Seller and Series #TBQSK*
6.36	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #TBQSK*
6.37	Inter-company Loan Agreement between Ark7 Properties LLC and Series #TBQSK*
6.38	Real Estate Purchase Agreement dated April 19, 2022 between Seller and Series #EKPES*
6.39	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #EKPES*
6.40	Inter-company Loan Agreement between Ark7 Properties LLC and Series #EKPES*
6.41	Real Estate Purchase Agreement dated May 27, 2026 between Seller and Series #LCYPL*
6.42	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #LCYPL*
6.43	Inter-company Loan Agreement between Ark7 Properties LLC and Series #LCYPL*
6.44	Real Estate Purchase Agreement dated June 08, 2026 between Seller and Series #FFKEC*
6.45	Asset Management Agreement between Ark7 and Ark7 Properties LLC - Series #FFKEC*
6.46	Inter-company Loan Agreement between Ark7 Properties LLC and Series #FFKEC*

____________________

* Previously Filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the State of California, on October 8, 2026.

Ark7 Properties LLC a Delaware series limited liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	President

This report has been signed by the following persons in the capacities and on the dates indicated.

Ark7 Properties LLC a Delaware series liability company

By	/s/ Ark7 Inc., a Delaware corporation
Its: Managing Member

	By:	/s/ Yizhen Zhao
	Name:	Yizhen Zhao
	Title:	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer of Ark7 Inc., Managing Member of Ark7 Properties LLC
	Date:	October 8, 2026